Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

February 21, 2023

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

WARSAW STOCK EXCHANGE – removed from Execute or Trade section

STATE STREET BANK AND TRUST COMPANY – updated name from STATE STREET CORPORATION in Custody, Clear, or Settle section

HSBC BANK PLC – removed from Custody, Clear, or Settle section